                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                        Commission file number 001-13913


                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN
                            (Full title of the Plan)

                                   ----------


                         WADDELL & REED FINANCIAL, INC.
                                6300 Lamar Avenue
                           Overland Park, Kansas 66202
                                  913-236-2000
            (Name of issuer of securities held pursuant to the Plan)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                        Financial Statements and Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrators
Waddell & Reed Financial, Inc.
   401(k) and Thrift Plan:


We have audited the accompanying statements of net assets available for benefits of Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                          /s/ KPMG LLP

May 4, 2001

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999

                                                      2000            1999
                                                  -----------     -----------
Investments (note 4)                              $73,360,055      73,437,983
Receivable from participating employees               135,295          87,941
Receivable from participating employers               273,899         184,750
                                                  -----------     -----------

          Net assets available for benefits       $73,769,249      73,710,674
                                                  ===========     ===========


See accompanying notes to financial statements.

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999

                                                                          2000             1999
                                                                      -----------      -----------
Investment income:
  Dividends - stock                                                   $   135,393          167,731
  Dividends on mutual funds                                            10,828,071        4,791,565
  Net appreciation (depreciation) of investments (note 4)              (7,700,169)      11,570,882
                                                                      -----------      -----------
          Investment income                                             3,263,295       16,530,178
                                                                      -----------      -----------

Contributions (note 5):
  Employees                                                             4,197,601        3,446,065
  Employers                                                             2,097,292        1,568,784
  Merger of Waddell & Reed, Inc. Career Field Retirement Plan
    (note 1)                                                                   --        1,302,542
  Employee rollovers                                                        8,626           25,785
                                                                      -----------      -----------
                                                                        6,303,519        6,343,176
                                                                      -----------      -----------
Withdrawals                                                            (9,508,239)      (5,609,214)
                                                                      -----------      -----------
          Net increase                                                     58,575       17,264,140

Net assets available for benefits:
  Beginning of year                                                    73,710,674       56,446,534
                                                                      -----------      -----------
  End of year                                                         $73,769,249       73,710,674
                                                                      ===========      ===========


See accompanying notes to financial statements.

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan).

          Effective October 22, 1999, the Waddell & Reed, Inc. Career Field Retirement Plan (Career Field Plan) was merged with and into the Plan. All assets and liabilities of the Career Field Plan were assumed by the Plan. Assets transferred were credited to rollover contribution subaccounts established in the name of each participant of the Career Field Plan, and will be distributed to participants upon separation from service or at an earlier time as permitted under the Plan.

          The Plan allows contributions to be invested in mutual fund shares and Waddell & Reed Financial, Inc. Class A and Class B stock. The Waddell & Reed Advisors and W&R Funds are managed by Waddell & Reed Investment Management Company, Inc., which is a participating employer in the Plan. Fiduciary Trust Company of New Hampshire serves as Trustee for the Plan.

          The Plan had 1,168 and 909 participants at December 31, 2000 and 1999, respectively. At December 31, 2000, 184 of the 1,168 participants in the Plan are former employees who have elected not to withdraw from the Plan.

     (b)  VALUATION OF SECURITIES

          Investments in mutual fund shares are stated at net asset value based upon market quotations as of December 31, 2000 and 1999. Torchmark Corporation common stock and Waddell & Reed Financial, Inc. Class A and Class B stock are stated at market value based upon market quotations as of December 31, 2000 and 1999. Securities transactions are recorded on the trade date (the date the order to buy or sell is executed).

     (c)  DIVIDEND INCOME

          Dividend income is recorded on the ex-dividend date.

     (d)  ADMINISTRATIVE EXPENSES

          Administrative expenses are paid by the participating employers, which are listed in note 4.

     (e)  FORFEITURES

          Forfeitures are held by the Plan and are then used to reduce the employer's current year contribution. Forfeitures used to reduce employer contributions were $5,596 and $23,653 for 2000 and 1999, respectively.


                                       4                             (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     (f)  FEDERAL INCOME TAXES

          The Plan has received a favorable determination letter from the Internal Revenue Service, dated April 24, 2001, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code.

          The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

     (g)  USE OF ESTIMATES

          The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)  DESCRIPTION OF PLAN

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries. The Plan complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended. Plan administration is accomplished through a committee of three persons who have authority to arbitrate disputes and settle claims arising under the Plan.

     (a)  CONTRIBUTIONS

          Effective January 1, 1999, employees were allowed to make pre-tax and after-tax contributions to the Plan. Employees may contribute a maximum of 21% of eligible earnings to the Plan. Each eligible employee may make "Matched Contributions" ranging from 1% to 5% of eligible earnings to the 401(k) component of the Plan. The Plan provides for a matching employer contribution of 100% of the first 3% of the employee's contribution and a 50% match of the next 2% of the employee's contribution. Employees may make "Unmatched Contributions" to the Plan not to exceed 10% of eligible earnings.

          Effective January 1, 1999, each eligible employee is allowed to make "Unmatched Contributions" ranging from 1% to 6% of eligible earnings to the thrift component (after-tax) of the Plan.


                                       5                             (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     (b)  BENEFITS

          Employees are fully vested as to their own contributions. Prior to January 1, 1999, vesting in employer contributions was graduated to 100% after six years of employment. Effective January 1, 1999, all future employer matching contributions are fully vested at the time of the contribution. The vested portion of a participant's account balance is paid in a Joint and 50% Survivor Annuity upon retirement, death, or other termination of employment, unless a participant chooses a lump-sum distribution. The nonvested portion of employer contributions made prior to January 1, 1999 is retained by the Plan until the separated participant incurs a "break in service," at which time the remaining account balance is forfeited and applied to reduce the employer's contribution.

          In accordance with regulations of the Internal Revenue Service, in the event the Plan is terminated, all participants would immediately become fully vested in their employer contribution accounts and Plan assets would be distributed. Waddell & Reed Financial, Inc. does not intend to terminate the Plan.

          The Plan Administrator was not notified of any participants electing to withdraw from the Plan as of December 31, 2000.

(3)  ACQUISITIONS

     On March 31, 2000, the Legend Group was acquired by the Plan sponsor. An eligible employee, who was a participant in the Legend Services Corporation 401(k) Profit Sharing Plan at the date of the acquisition, became eligible to participate in the Plan on April 1, 2000. An eligible employee who was employed by the Legend Group on March 31, 2000, and who was not a participant in the Legend Services Corporation 401(k) Profit Sharing Plan, became eligible to participate in the Plan on an entry date not earlier than April 1, 2000 or the next following date on which the participant completes one-half year of service with the Legend Group. There were no rollover contributions by employees of the Legend Group during 2000.

     On August 9, 1999, the Plan sponsor acquired Austin Calvert & Flavin, Inc.
     (ACF). Employees of ACF became eligible to participate in the Plan on August 1, 2000. There were no rollover contributions by employees of ACF during 2000.

(4) TORCHMARK CORPORATION COMMON STOCK, WADDELL & REED FINANCIAL, INC. CLASS A STOCK, WADDELL & REED FINANCIAL, INC. CLASS B STOCK, WADDELL & REED ADVISOR FUNDS, AND W&R FUNDS.

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS. SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999.

     In July 2000, the United Mutual Funds and Waddell & Reed Funds were renamed the Waddell & Reed Advisors Funds and the W&R Funds, respectively.


                                       6                             (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     The following table presents the number of shares and fair value of Torchmark Corporation common stock, Waddell & Reed Financial, Inc. Class A and Class B stock, and mutual fund investments as of December 31, 2000 and 1999. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                         NUMBER          FAIR
                             DECEMBER 31, 2000                          OF SHARES        VALUE
          ------------------------------------------------------        ---------     -----------
          Torchmark Corporation common stock                               91,418     $ 3,513,053
          Waddell & Reed Financial, Inc. Class A stock                    231,041       8,693,967
          Waddell & Reed Financial, Inc. Class B stock                     90,940       3,411,443
          Cash                                                            457,681         457,681

          Waddell & Reed Advisors Funds shares:
            Waddell & Reed Advisors Cash Management                     5,424,935       5,424,935
            Waddell & Reed Advisors Core Investment                     1,892,510      13,417,899
            Waddell & Reed Advisors International Growth                  736,432       5,869,362
            Waddell & Reed Advisors New Concepts                          870,946       8,456,884
            Waddell & Reed Advisors Science and Technology                590,089       6,561,788
            Other Waddell & Reed Advisors Funds                         2,014,612      13,890,477
                                                                                      -----------
                 Total Waddell & Reed Advisors Funds shares                            53,621,345
                                                                                      -----------
          W&R Funds shares                                                238,777       3,662,566
                                                                        =========     -----------
                 Total investments                                                    $73,360,055
                                                                                      ===========

                                                                         NUMBER          FAIR
                             DECEMBER 31, 1999                          OF SHARES        VALUE
          ------------------------------------------------------        ---------     -----------
          Torchmark Corporation common stock                              154,925     $ 4,258,464
          Waddell & Reed Financial, Inc. Class A stock                    156,904       4,091,420
          Waddell & Reed Financial, Inc. Class B stock                     59,121       1,484,921
          Cash                                                            271,398         271,398

          United Group of Mutual Funds shares:
            United Cash Management                                      5,796,737       5,796,737
            United International Growth                                   619,754       8,565,004
            United Income                                               1,543,635      12,549,632
            United New Concepts                                           801,333      11,314,711
            United Science and Technology                                 456,944       8,521,881
            Other United Funds                                          1,833,970      13,843,440
                                                                                      -----------
                 Total United Group of Mutual Funds shares                             60,591,405
                                                                                      -----------
          Waddell & Reed Group of Mutual Funds shares                      88,619       2,740,375
                                                                        =========     -----------
                 Total investments                                                    $73,437,983
                                                                                      ===========


                                       7                             (Continued)

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     During 2000 and 1999, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

                                                                2000                 1999
                                                            ------------        -----------
          Torchmark Corporation common stock                $    629,368        (1,026,350)
          Waddell & Reed Class A common stock                  4,538,782           364,462
          Waddell & Reed Class B common stock                  1,688,104           100,830

          Waddell & Reed Advisors Funds:
            Accumulative                                        (129,783)          184,955
            Asset Strategy                                        17,993            27,846
            Bond                                                  14,292           (31,736)
            Continental Income                                   (14,413)           (5,841)
            Gold and Government Securities                            --            (7,509)
            Government Securities                                 52,718           (83,741)
            High Income                                         (137,334)          (73,683)
            Global Bond Fund                                    (303,950)         (188,860)
            Core Investment                                   (1,610,775)          926,261
            International Growth                              (3,327,603)        2,439,393
            New Concepts                                      (3,149,134)        3,468,361
            Retirement Shares                                   (240,930)          101,709
            Science and Technology                            (3,230,559)        3,476,001
            Small Cap                                           (122,045)          370,813
            Value                                                    740                --
            Vanguard                                            (429,380)          735,671
                                                            ------------        ----------
                 Total Waddell & Reed Advisors Funds         (12,610,163)       11,339,640
                                                            ------------        ----------

          W&R Funds:
            Asset Strategy                                        (1,284)                5
            Small Cap Growth                                    (324,261)           88,085
            High Income                                             (816)              (94)
            International Growth                                (642,922)          165,210
            Large Cap Growth                                      14,307                --
            Limited Term Bond                                         48                (3)
            Mid Cap Growth                                       (13,163)               --
            Science & Technology                                (936,967)          538,481
            Core Equity                                          (41,202)              616
                                                            ------------        ----------
                 Total W&R Funds                              (1,946,260)          792,300
                                                            ------------        ----------
                 Net appreciation (depreciation)            $ (7,700,169)       11,570,882
                                                            ============        ==========


                                       8                             (Continued)

(5)  CONTRIBUTIONS BY PARTICIPANTS AND PARTICIPATING EMPLOYERS

     The contributions of each participating employer and its employees for the years ended December 31 are as follows:

                                                            2000                          1999
                                                  -----------------------       -----------------------
                                                  EMPLOYEES      EMPLOYER       EMPLOYEES      EMPLOYER
                                                  ---------      --------       ---------      --------
          Waddell & Reed Financial, Inc.          $   22,377        14,030             --             --
          Waddell & Reed, Inc.                     2,506,042     1,204,482      2,308,962      1,008,260
          Waddell & Reed Investment
            Management Company                       677,946       363,087        633,330        288,456
          Waddell & Reed Services
            Company                                  618,718       345,216        503,773        272,068
          The Legend Group                           261,213       114,292             --             --
          Austin Calvert & Flavin, Inc.              111,305        56,185             --             --
                                                  ----------     ---------      ---------      ---------
                                                  $4,197,601     2,097,292      3,446,065      1,568,784
                                                  ==========     =========      =========      =========

(6)  RELATED PARTY TRANSACTIONS

     Plan investments include shares of mutual funds managed by Waddell & Reed Financial, Inc., as well as shares of Class A and Class B common stock of Waddell & Reed Financial, Inc. Waddell & Reed Financial, Inc. is the sponsor as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

(7)  SUBSEQUENT EVENT

     On April 25, 2001, the stockholders of Waddell & Reed Financial, Inc. Class A and Class B common stock approved the combination of the two classes of common stock by converting shares of the Class B common stock into shares of Class A common stock on a one-for-one basis. Effective as of the end of business on April 30, 2001, each share of Class B common stock was converted into one share of Class A common stock. Waddell & Reed Financial, Inc. terminated the registration of Class B common stock under the Securities Exchange Act of 1934, as amended, and the Class B common stock is no longer listed or traded on the New York Stock Exchange. The elimination of the dual classes of common stock is not expected to impact the value of the Plan's interest in these shares.

                                                                      SCHEDULE 1

                         WADDELL & REED FINANCIAL, INC.
                             401(K) AND THRIFT PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 2000

      IDENTITY OF ISSUER, BORROWER,                                                           CURRENT
        LESSOR, OR SIMILAR PARTY                      DESCRIPTION OF INVESTMENT                VALUE
----------------------------------------     -------------------------------------------    -----------
* Cash                                         457,681 cash                                 $   457,681
* Torchmark Corporation                         91,418 shares of common stock                 3,513,053
* Waddell & Reed Financial, Inc. Class A       231,041 shares of common stock                 8,693,967
* Waddell & Reed Financial, Inc. Class B        90,940 shares of common stock                 3,411,443

* Waddell & Reed Advisors Funds              1,892,510 shares of Core Investment             13,417,899
* Waddell & Reed Advisors Funds                590,089 shares of Science and Technology       6,561,788
* Waddell & Reed Advisors Funds                290,566 shares of Accumulative                 2,469,809
* Waddell & Reed Advisors Funds                 86,940 shares of Bond                           533,810
* Waddell & Reed Advisors Funds                736,432 shares of International Growth         5,869,362
* Waddell & Reed Advisors Funds                 32,562 shares of Continental Income             239,980
* Waddell & Reed Advisors Funds                104,949 shares of High Income                    797,614
* Waddell & Reed Advisors Funds                262,316 shares of Vanguard                     2,751,698
* Waddell & Reed Advisors Funds                870,946 shares of New Concepts                 8,456,884
* Waddell & Reed Advisors Funds                661,477 shares of Global Bond                  2,262,251
* Waddell & Reed Advisors Funds              5,424,935 shares of Cash Management              5,424,935
* Waddell & Reed Advisors Funds                205,401 shares of Government Securities        1,117,379
* Waddell & Reed Advisors Funds                 92,164 shares of Retirement Shares              704,132
* Waddell & Reed Advisors Funds                206,361 shares of Small Cap                    2,459,824
* Waddell & Reed Advisors Funds                 55,516 shares of Asset Strategy                 389,723
* Waddell & Reed Advisors Funds                 16,360 shares of Value                          164,257
                                                                                            -----------
     Total Waddell & Reed Advisors Funds                                                     53,621,345
                                                                                            -----------

* W&R Funds                                        945 shares of Asset Strategy                  12,369
* W&R Funds                                     51,982 shares of Small Cap Growth               615,981
* W&R Funds                                        959 shares of High Income                      7,973
* W&R Funds                                     58,527 shares of International Growth           875,560
* W&R Funds                                        256 shares of Limited Term Bond                2,561
* W&R Funds                                     62,302 shares of Science & Technology         1,428,578
* W&R Funds                                     19,552 shares of Core Equity                    223,286
* W&R Funds                                     26,762 shares of Large Cap Growth               313,118
* W&R Funds                                     17,492 shares of Mid Cap Growth                 183,140
                                                                                            -----------
     Total W&R Funds                                                                          3,662,566
                                                                                            -----------
     Total investments                                                                      $73,360,055
                                                                                            ===========

* Indicates party-in-interest investment.


See accompanying independent auditors' report.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 27th, 2001.


                                   WADDELL & REED FINANCIAL, INC.
                                   401(K) AND THRIFT PLAN


                                   By: /s/ Robert L. Hechler
                                           Robert L. Hechler, Member
                                           Administrative Committee


                                   By: /s/ Michael D. Strohm
                                           Michael D. Strohm, Member
                                           Administrative Committee


                                   By: /s/ William D. Howey, Jr.
                                           William D. Howey, Jr., Member
                                           Administrative Committee